JAGGED PEAK, INC.

August 6, 2007

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Mail Stop 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jagged Peak, Inc.
Registration Statement on Form SB-2
Filed April 13, 2007
File No. 333-142099

Annual report on Form 10-KSB
As Amended on March 27, 2007
File No. 0-31735

Dear Mr. Shuman:

On behalf of Jagged Peak, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated May 15, 2007, with respect to the filings set forth above. For your convenience, the Staff’s comments are set forth in bold below. In further response to the Staff’s comments, simultaneously herewith, the Company is filing its first amendment to the above-referenced registration statement.

Form SB-2

General

1.

The 3,381,600 shares you propose to register for resale is almost 25% of the currently outstanding shares and appears to be much larger than the total number of shares held by non-affiliated holders. In your response letter, explain the basis on which you conclude that the sales by the selling stockholders do not involve a primary offering by the issuer. In particular, why do you believe that the offering is not “by or on behalf of the registrant” as that phase is used in sub-paragraphs (a)(l)(i) and (a)(4) of Rule 415.

The Company is aware of the Staff’s interpretations concerning the availability of Rule 415 under the Securities Act and believes that the registration represents a valid secondary offering by the Selling Stockholders, rather than a conduit for any primary offering by the Company. However, for the avoidance of doubt, the Company, with the agreement of Laurus Master Fund, Ltd., has reduced the shares being registered on behalf of Laurus to a total of 1,000,000, all of which constitute shares issuable upon conversion of the Note. The Registration Statement has been revised to reflect this reduction.

With regard to the remaining selling stockholders, we believe it is clear that they are not statutory underwriters and that the registration of the resale of their shares is a valid secondary offering for the following reasons:

•

Of the remaining six Selling Stockholders, three of the stockholders (Scott R. Griffith, Jesse B. Shelmire and the Frank Maggio Trust) own outright shares of common stock of the Company. The Frank Maggio Trust has owned its shares for well over two years. He acquired these shares in a transaction completely unrelated to the Laurus private placement. The shares owned by Scott R. Griffith and Jesse B. Shelmire were acquired through the services rendered outside the Placement agreement with Laurus and the exercise of warrants in February of 2007 and thus also come to a rest in their hands.

•

The remaining three Selling Stockholders are Stonegate Securities, JP Funding, Inc. and Andrew Krusen, all of whom currently hold warrants to purchase common stock of the Company. Stonegate Securities received 7,060 warrants exercisable at $0.01 per common share as a finder’s fee in connection with the private placement. JP Funding Inc. and Andrew Krusen previously provided debt financing to the Company. In exchange for the early extinguishment of such debt and the cancellation of previously issued, variable warrants to such persons, the Company granted to them 230,000, three-year warrants exercisable at $0.01 per common share. That transaction was completely unrelated to the Laurus private placement, and, in any event, even when considered collectively, the shares underlying all of these warrants represent less than 1.7% of the Company’s outstanding stock.

2.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Although we do not believe that this is currently required by the SEC regulations, in response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Stockholders.”

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

Although we do not believe that this is currently required by the SEC regulations, in response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling

Stockholders.”

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

–

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling stockholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Please note that the conversion price of the Note exceeded the market price of the underlying stock at closing. Thus, the Note was actually issued at a premium to market. Nevertheless, although we do not believe that this is currently required by the SEC regulations, we have added disclosure to the registration statement, in the tabular format requested, to show the total premium to market of the Note under the heading “Selling Stockholders.”

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

–	the market price per share of the underlying securities on the date of the sale of that other security;

–	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Although we do not believe that this is currently required by the SEC regulations, in response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Stockholders.”

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to [“Comment Four” and “Comment Five”].

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage - of the total amount of all possible payments [as disclosed in response to “Comment Three”] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to “Comment Four”] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Although we do not believe that this is currently required by SEC regulations, and although this information was contained elsewhere in the registration statement, in response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Stockholders.”

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In response to the Staff’s comment, we supplementally advise the Staff that there were no prior securities transactions with any of the Selling Stockholders, other than the Frank S Maggio Trust Under Agreement DTD, Andrew Krusen and JP Funding, Inc. All of such stockholders invested in the Company over a year ago and the nature and timing of their investment with the Company is already disclosed in the registration statement. Further, and more importantly, these stockholders are unrelated to either Laurus and Stonegate and the number of shares beneficially owned by these other stockholders is de minimus in comparison to the shares outstanding and those underlying the Note and the warrants owned by Laurus and Stonegate Securities. Thus, it does not appear that any additional disclosure is required.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Although we do not believe that this is currently required by SEC regulations, in response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Stockholders.”

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether - based on information obtained from the selling stockholders - any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

–	the date on which each such selling stockholder entered into that short position; and

–	the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

In response to the Staff’s comment, we supplementally advise the Staff that the Company has indicated that it currently intends, and has a reasonable basis to believe that, it will have the financial ability to make all payments on the Note when they are due. Further, the Company has not obtained from the selling stockholders any information indicating that any of the selling stockholders have an existing short position in the company’s common stock. The Company has added disclosure under the heading “Selling Stockholders” to this effect.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

In response to the Staff’s comment, we supplementally advise you that it is our view that such a description of the relationships and arrangements between and among those parties already is presented in the registration statement and that all agreements between and/or among those parties are included as exhibits to the registration statement. Accordingly, no further revisions have been made.

11.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

In response to the Staff’s comment, we supplementally advise you that it is our view that such a description of the method by which the Company determined the number of shares it seeks to register in connection with this registration statement is already contained in the registration statement under the heading “Selling Stockholders.” Namely, we believe the registration statement makes clear that the registration rights agreement entered into pursuant to the Laurus private placement requires the Company to register all of the shares of common stock underlying the Note and warrants issued to Laurus at closing. Accordingly, no further revisions have been made.

Selling Securityholders, page 11

12.

Please advise us whether any of the selling stockholders are registered broker-dealers or are affiliated with registered broker-dealers. We note that there is a Stonegate Partners LLC that is a registered broker-dealer. We may have further comments.

In response to the Staff’s comment, we supplementally advise you that none of the selling stockholders and none of their affiliates are, to the Company’s knowledge, registered broker-dealers, other than Stonegate Partners, LLC, which is an affiliate of Stonegate Securities. We have added disclosure to the registration statement under the heading “Selling Stockholders” to this effect.

13.

For each selling stockholder entity such as Laurus Master Fund, Ltd., Stonegate Partners, or JP Funding Inc. that is not a natural person, please identify the natural persons who exercise voting and/or dispositive power over the securities. See CF Telephone Interpretation I.60, Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Stockholders.”

Plan of Distribution, page 14

14.	We note that the selling stockholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

In response to the Staff’s comment, we supplementally advise you that this was a disclosure error as short sales are specifically excluded from the plan of distribution contemplated by the registration rights agreement. Accordingly, the appropriate changes have been made to the registration statement.

Description of Business, page 20

15.

Please advise the current status of the customers whose logos are included on page 21. Clarify whether they are current customers or past customers of Jagged Edge. Please supplementally provide us with the amount of revenues received from each of these customers. Finally, please advise whether these customers are aware of your use of their corporate logos in the prospectus.

In response to the Staff’s comment, we supplementally advise you that, although the Company does have permission to use its clients logos, it believes releasing exact revenue numbers about its customers would be detrimental to its business and thus has removed all such logos from the registration statement.

Undertakings, page II-4

16.

You include the undertakings specified in Item 512(a)(6) of Regulation S-B which refers to primary offerings of securities by an issuer. Please tell us why this undertaking applies to the offering you propose, or eliminate numbered paragraph on page II-4 of your filing.

In response to the Staff’s comment, we supplementally advise you that this undertaking has been removed from the registration statement.

Legal Opinion

17.	Please file an updated opinion of counsel in a pre-effective amendment to be submitted near the desired effective time.

In response to the Staff’s comment, we supplementally advise you that an updated opinion of counsel has been filed with Amendment No. 1 to the registration statement.

Signatures

18.

Please have the amendment signed individually by the Principal Accounting Officer as well as the Chief Executive Officer and the Chief Financial Officer. Please see Instruction 1 to Signatures in Form SB-2 in this regard.

In response to the Staff’s comment, we supplementally advise you that the Company’s Chief Financial Officer is its “principal accounting officer” and that the registration statement has been amended to include this title over his signature.

Form 10-KSB/A

Item 8A Controls and Procedures

19.	Please confirm, if true, that there were no material changes to your financial controls or procedures in the year ended December 31, 2006.

In response to the Staff’s comment, we supplementally advise you that there have been no material changes to the Company’s financial controls or procedures in the year ended December 31, 2006.

Should you have any further questions or comments, please call me at the number indicated above. We look forward to working with you to finalize this process and obtain the effectiveness of the registration statement.

Very truly yours,

/s/ Andrew Norstrud